

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

March 17, 2005

via U.S. mail

Thomas Kelly
Chief Executive Officer
BPZ Energy, Inc.
11999 Katy Freeway, Suite 560
Houston, Texas 77079

RE: **BPZ Energy, Inc.**
        Form SB-2 filed February 14, 2005
        File No. 333-122816

Dear Mr. Kelly:

       We have limited our review of the above filing to the requirements of Items 303, 401, 507 and 508 of Regulation S-B. We have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   Pursuant to the Staff's telephone conversations with counsel to the company, Mark W. Coffin, Esq. of Adams and Reese LLP, we note the company anticipates including reserve data in its amendment to the registration statement. Please be advised that the Staff will need time to review all new proposed disclosure, including the additional reserve data information. Additionally, to facilitate the Staff's review of the proposed additional disclosure, please supplementally provide the supplemental engineering information Gaffney Cline & Associates provided in connection with the issuance of their report. We may have further comments.

2.   Given the recent merger and change in business activities of the company, you no longer should be filing reports using the SIC code used by Navidec, Inc. Please ensure that future filings are made under the correct SIC code to reflect the change in business of the company.

Management's Discussion and Analysis, page 23

3.   The disclosure in this section is too limited and does not adequately provide investors with a overview of the financial condition of the company or its history of operations. Please revise your disclosure so that you comply with the disclosure requirements specified in Item 303 of Regulation S-B.

Legal Proceedings, page 23

4.   Remove the first sentence under this heading.

Management, page 24

5.   We note that the biographies of all of the directors and officers, except for Mr. McKowen, contain gaps and ambiguities. Consistent with the requirements of Item 401 of Regulation S-B, please revise the biographies to provide background information regarding the business experience of each of the directors and officers of the company for the past *five* years.

Plan of Distribution, page 30

6.   Please identify any selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling securityholder is a registered broker-dealer, please revise your disclosure to indicate that such selling securityholder is an underwriter, unless such selling securityholder received its notes or shares as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling securityholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling securityholder is an underwriter.

Selling Securityholders, page 32

7.   Please identify in the Selling Securityholder table the natural persons who exercise voting and/or investment power over each listed entity. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

Closing Comments

        Please amend the above filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that :

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please direct all questions relating to the above to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
Mark W. Coffin, Esq.
Adams and Reese LLP
(713)652-5152

cc: H.R. Schwall
        M. Duru
        R. Winfrey